UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

                        Commission File Numbers: 001-15114

                           CUSIP Number: 18145N 10 7

(Check One):[ ]Form 10-K and Form 10-KSB [X]Form 20-F [ ]Form 11-K
            [ ]Form 10-Q and Form 10-QSB [ ] Form N-SAR [ ] Form N-CSR

                        For Period Ended: March 31, 2004

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

               For the Transition Period Ended: ------------------


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      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:  N/A


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                        PART I -- REGISTRANT INFORMATION
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               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
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                             Full Name of Registrant

                                       N/A
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                           Former Name if Applicable


                      Suite 355, 10333 Southport Road S.W.
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           Address of Principal Executive Office (Street and Number)


                        Calgary, Alberta, Canada T2W 3X6
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                            City, State and Zip Code

                      PART II -- RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                             PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.


The Registrant recently acquired a Virginia-based insurance brokerage and arranged for additional financing in connection therewith. Management wishes to incorporate textual changes to the 20-F to reflect these transactions and to file the related agreements as exhibits to the 20-F. As a result, additional time will be required to complete the 20-F.





                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification.


     Primo Podorieszach                403                  278-8811
------------------------------    --------------   --------------------------
          (Name)                    (Area Code)         (Telephone Number)



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

     [ X ] Yes            [  ]   No

(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [ X ] Yes            [  ]   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.


As previously disclosed in Form 6-K submissions, during the year ended March 31, 2004 the Registrant acquired two California-based insurance brokerages. The Registrant's results of operations for the year ended March 31, 2004 reflect increases in the Registrant's revenues and expenses as a result of such acquisitions.

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
               --------------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: October 1, 2004               By: /s/ Primo Podorieszach
      ----------------                  --------------------------------------
                                        Name:   Primo Podorieszach
                                        Title:  President & Chief Executive
                                                Officer




INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.